

December 15, 2011

Via E-mail
Peter Vasko
Chief Executive Officer, President and Director
Hardwired Interactive, Inc.
1078 Budapest
Marek Jozsef utca 35
Hungary

> **Re: Hardwired Interactive, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 7, 2011**
> **File No. 000-54562**

Dear Mr. Vasko:

We have limited our review of your information statement to the issue we have addressed in our comment. Please respond to this letter by amending your information statement as requested. If you do not believe this comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in a response.

After reviewing any amendment to your information statement or your response to this comment, we may have additional comments.

1-for-110 Reverse Stock Split, page 5

1. We note that your pending 1-for-110 reverse stock split will result in an increase in the number of your authorized but unissued common shares, and we further note your disclosure that this will provide you with greater flexibility to issue common stock from time to time. Please amend your information statement to state whether you have any current plans, agreements, understandings, etc. with respect to issuing any of the shares that will be authorized but not issued after the reverse stock split has been accomplished. If you have any such plans, agreements, understandings, etc., please note this in your disclosure and describe them. If you have none, please include a statement to that effect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director